MERUS LABS INTERNATIONAL INC.

TO:	British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office

-and-
MNP LLP, Chartered Professional Accountants
-and-
Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, Licensed Public
Accountants

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 –
Continuous Disclosure Obligations

Pursuant to Section 4.11(7) of National Instrument 51-102, Merus Labs International Inc. (the “Company”) hereby gives notice of the change of its auditor from Deloitte LLP to MNP LLP. In accordance with National Instrument 51-102, the Company hereby states that:

1.	Deloitte LLP resigned at our request as the Company’s auditor, effective June 27, 2014;

2.	MNP LLP has been appointed as the Company’s auditor, effective July 4, 2014;

3.	the resignation of Deloitte LLP and the appointment of MNP LLP as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

4.	Deloitte LLP’s audit report on the Company’s financial statements for the year ended September 30, 2013 and September 30, 2012 did not express a modified opinion; and

5.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

DATED the 11th day of July, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Andrew Patient”
Andrew Patient
Chief Financial Officer